20004239



Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART 111

| SEC FILE NUMBER |
|---|
| 8-69612 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/19** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Castle Placement, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**1460 Broadway, 4th Floor**
(No. and Street)

**New York** (City) **NY** (State) **10036** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Richard Luftig** **(212) 418-1180**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

**Rubio CPA, PC**
(Name – *if individual, state last, first, middle name*)

**2727 Paces Ferry Road SE, Ste 2-1680** (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Richard Luftig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Castle Placement, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

EDWARD G. SAMSON
NOTARY PUBLIC, State of New York
No. 01SA5080208
Qualified in New York County
Commission Expires June 16, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

March 2, 2020

Mr. Richard Luftig
Mr. Ken Margolis
Castle Placement, LLC
1460 Broadway, 4th Floor
New York, NY 10036

Gentlemen:

We have audited the financial statements of Castle Placement, LLC for the year ended December 31, 2019, and have issued our reports thereon dated March 2, 2020. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audits. We have communicated such information in our engagement letter to you dated December 19, 2019. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

*Qualitative Aspects of Accounting Practices*

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by the companies are described in Note A to the financial statements. We noted no transactions entered into by the companies during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no sensitive estimates affecting the financial statements at December 31, 2019.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. There were no sensitive disclosure affecting the financial statements at December 31, 2019.

The financial statement disclosures are neutral, consistent, and clear.

*Difficulties Encountered in Performing the Audit*

We encountered no significant difficulties in dealing with management in performing and completing our audit. However, we noted that journal entries should not be netted together or combined. Specifically, revenue from each customer should each be recorded separately.

*Corrected and Uncorrected Misstatements*

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. We identified several material misstatements that were primarily related to the recognition of revenue and related commission expense in the proper period as well as classification of reimbursed expenses that were subsequently adjusted. We additionally identified several individually immaterial errors as outlined in the representation letter that were considered to be immaterial in aggregate. Identification of this many errors resulted in our assessment of a material weakness being present with respect to internal controls over financial reporting.

*Disagreements with Management*

For purposes of this letter, a disagreement with management is a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

*Management Representations*

We requested certain representations from management that were included in the management representation letter dated March 2, 2020.

*Management Consultations with Other Independent Accountants*

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

*Other Audit Findings or Issues*

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior year, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of you and Castle Placement, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Rubio CPA, PC

Rubio CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Castle Placement, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Castle Placement, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

March 2, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

**INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION**

To the Member of Castle Placement, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Castle Placement, LLC and the SIPC, solely to assist you and SIPC in evaluating Castle Placement, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Castle Placement, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Castle Placement, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Castle Placement, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

March 2, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Castle Placement, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Castle Placement, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Castle Placement, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Castle Placement, LLC stated that Castle Placement, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Castle Placement, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Castle Placement, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 2, 2020
Atlanta, GA

Rubio CPA PC

Rubio CPA, PC

**CASTLE PLACEMENT, LLC**

**FINANCIAL STATEMENTS**
**WITH REPORT OF INDEPENDENT REGISTERED**
**PUBLIC ACCOUNTING FIRM**
**(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))**
**For the Year Ended**
**DECEMBER 31, 2019**

CASTLE PLACEMENT, LLC

CONTENTS

CASTLE PLACEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

| | |
|---|---|
| Cash | $ 495,150 |
| Accounts Receivable | 2,219,220 |
| Receivables – Other | 107,428 |
| Prepaid Expenses | 2,231 |
| Due from member | 971 |
| Property and Equipment - Net of accumulated depreciation of $569 | 600 |
| Other Assets | 23,750 |
| TOTAL ASSETS | $2,849,350 |

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

| | |
|---|---|
| Commissions Payable | 181,814 |
| Accounts Payable and Accrued Expenses | 37,476 |
| TOTAL LIABILITIES | 219,290 |
| MEMBER'S EQUITY | 2,630,060 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $2,849,350 |

The accompanying notes are an integral part of these financial statements.

CASTLE PLACEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

| | |
|---|---|
| **REVENUES** | |
| Investment banking | $ 3,024,792 |
| Other Income | 4,121 |
| Reimbursed Expenses | 84,132 |
| TOTAL REVENUES | 3,113,045 |
| | |
| **EXPENSES** | |
| Compensation and benefits | 858,316 |
| Occupancy and equipment | 91,756 |
| Technology and communications | 37,906 |
| Professional fees | 115,060 |
| Other expenses | 44,910 |
| TOTAL EXPENSES | 1,147,948 |
| Net Income | $ 1,965,097 |

The accompanying notes are an integral part of these financial statements.

CASTLE PLACEMENT, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

| | |
|---|---|
| MEMBER'S EQUITY, DECEMBER 31, 2018, as previously reported | $ 212,255 |
| Adjustment to record revenue, net of commissions, in prior year | 327,708 |
| MEMBER'S EQUITY, DECEMBER 31, 2018, as adjusted | 539,963 |
| Member Contributions | 125,000 |
| Net Income | 1,965,097 |
| MEMBER'S EQUITY, DECEMBER 31, 2019 | $ 2,630,060 |

The accompanying notes are an integral part of these financial statements.

CASTLE PLACEMENT, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

| | |
|---|---|
| Cash flows from operating activities: | |
| Net Income | $ 1,965,097 |
| Items which do not affect cash: | |
| Depreciation | 228 |
| Adjustment to record revenue, net of commissions, in prior year | 327,708 |
| Adjustments to reconcile net income to net cash provided by operations : | |
| Changes in operating assets and liabilities: | |
| Accounts receivable | (2,203,852) |
| Receivables – Other | (107,428) |
| Commission Payable | 181,814 |
| Accounts payable and Accrued expenses | 14,140 |
| Prepaid expenses | (1,787) |
| Property and equipment | (32) |
| Other Assets | 2,000 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 177,888 |
| Cash flows from financing activities: | |
| Member Contributions | 125,000 |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | 125,000 |
| NET CHANGE IN CASH, | 302,888 |
| CASH, BEGINNING OF YEAR | 192,262 |
| CASH, END OF YEAR | $ 495,150 |

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Description of Business

Castle Placement, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). As a limited liability company, the member's liability is limited to its investment.

The Company was founded in March 2015, under the laws of the State of Delaware. The Company is a placement agent for private debt and equity securities and acts as a broker for the purchase and sale of private loans and securities. Additionally, the Company provides investment advisory services, including mergers and acquisitions transactions. It operates out of one office in New York City, NY and its clients are located throughout the United States.

The Company is wholly owned by Castle Placement Group, LLC (the "Parent"), a holding company located in New York City, NY.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue from Contracts with Customers

Revenue from contracts with customers includes placement and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from Contracts with Customers (continued)

The Company provides placement and advisory services related to capital raising activities and mergers and acquisitions transactions. Success fee revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction). In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing the revenue are reflected as unearned revenues.

The Company recognizes success fee revenues from placement and advisory services upon completion of a success fee based transaction. The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the Company ' s customer. The amount of retainer revenue recognized from the transfer of specified deliverables without the consummation of a success fee based transaction or formal termination of an engagement was $393,000 and has been included in investment banking revenue in the accompanying Statement of Operations.

Accounts Receivable

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivables balances and based on an assessment of current creditworthiness, estimates a portion, if any, of the balances that will not be collected. As of December 31, 2019 all balances are considered to be collectible and thus a valuation allowance is considered to be unnecessary.

Cash

The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by use of straight – line method over the estimated useful lives of the respective assets, which ranges from five to seven years.

Income Taxes

The Company consolidates its taxable income with its Parent, which files as a partnership for income tax reporting purposes. As a result, no federal or New York State income taxes are provided as they are the responsibility of the individual owners of the Parent.

The Company has adopted the provision of FASB ASC740-10. Accounting for Uncertainty in Income Taxes. Under this provision, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Leases

The Company leases office space under a month-to-month agreement. Rent expense for the year was approximately $91,528.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Related Party Transactions

The Company and its Parent occasionally pay expenses on behalf of each other that are reimbursed at cost with no gain or loss. During 2019, payments on behalf of one another were not significant. The balance due from member on the accompanying statement of financial condition arose from these transactions.

Note 3 - Concentrations

During 2019, 77% of investment banking revenues were earned from three customers. All of account receivables at December 31, 2019 are due from four customers.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2019, the Company had net capital of $457,674, which exceeded its requirement by $443,055. At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was .48 to 1.0.

Note 5 - Subsequent Events

The Company has evaluated all events and transactions that occurred after December 31, 2019 through the date that the financial statements were issued.

Note 6 - Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as of December 31, 2019 as defendant.

CASTLE PLACEMENT, LLC
as of DECEMBER 31, 2019
Schedule I

COMPUTATION OF NET CAPITAL
Pursuant to RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION Act of 1934

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total Member Equity | $ | 2,630,060 |
| Less: | | |
| Accounts Receivable, net | | 2,037,406 |
| Receivables - Other | | 107,428 |
| Prepaid Expenses | | 2,231 |
| Due from member | | 971 |
| Property and equipment | | 600 |
| Other Assets | | 23,750 |
| Net Capital | | 457,674 |
| Less: Minimum net capital requirement greater of (6 2/3% of aggregate indebtedness or $5,000) | | 14,619 |
| Excess Net Capital | | $ 443,055 |
| AGGREGATE INDEBTEDNESS | | $ 219,290 |
| RATIO OF AGGREGATE INDEBTNESS TO NET CAPITAL | | .48 to 1 |

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5
There is no significant difference between the net capital report in Part IIA of Form X-17A-5, as amended, as of December 31, 2019 and net capital as reported above.

Castle Placement, LLC

Schedule II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE Commission
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Castle Placement, LLC

Schedule III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE Commission
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Castle Placement, LLC

"Exemption Report"

Castle Placement, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief Castle Placement, LLC states the following:

Castle Placement, LLC is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3.

1. Castle Placement, LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2019.

2. Castle Placement, LLC has a minimum net capital requirement of $5,000.

Castle Placement, LLC

I, Richard Luftig, affirm that, to my best knowledge and belief, this Exemption Report is accurate.

Richard Lufig
Managing Partner

Castle Placement, LLC
"Exemption Report"

Castle Placement, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief Castle Placement, LLC states the following:

Castle Placement, LLC is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3.

1. Castle Placement, LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2019.

2. Castle Placement, LLC has a minimum net capital requirement of $5,000.
Castle Placement, LLC

I, Richard Luftig, affirm that, to my best knowledge and belief, this Exemption Report is accurate.

Richard Luftig
Managing Partner